(212) 474-1293

September 2, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic
cc:	Donald Field
cc:	Loan Lauren Nguyen

Re:
Chiquita Brands International, Inc.
Preliminary Proxy Statement on Schedule 14A filed by Cavendish Global Limited and Cavendish Acquisition Corporation et al.
Filed August 27, 2014
Definitive Additional Soliciting Materials filed by Cavendish Global Limited, Cavendish Acquisition Corporation et al.
Filed August 26, 2014 File No. 001-01550
File No. 001-01550

Dear Mr. Orlic:

We refer to the letter dated August 28, 2014 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mr. Michael S. Rubinoff of Grupo Safra S.A., setting forth the comments of the staff of the SEC (the “Staff”) with respect to the Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”) filed by Cavendish Global Limited and Cavendish Acquisition Corporation (collectively with all participants in the solicitation, “Cutrale-Safra”) on August 27, 2014, and the Definitive Additional Soliciting Materials filed by Cutrale-Safra on August 26, 2014, Commission File No. 001-01550, relating to the solicitation of proxies by Cutrale-Safra to be used at the special meeting (the “Special Meeting”) of shareholders of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), to be held on September 17, 2014.

Concurrently with this response letter, Cutrale-Safra is electronically transmitting an amended Definitive Proxy Statement (the “Amended Proxy Statement”) in response to the comments of the Staff in the Comment Letter.

The numbered paragraph and heading below correspond to the paragraph and heading set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by Cutrale-Safra’s response to the comment.

Preliminary Proxy Statement on Schedule 14A

General

1. We note the response to our prior comment 1 and find the response unpersuasive. In this regard, we note that you refer to Cavendish Global Limited and Cavendish Acquisition Corporation as “Cutrale-Safra” throughout the proxy statement. We further note that Cavendish Global is “wholly-owned by the Cutrale Group and the Safra Group,” has been recently formed as a vehicle through which the Cutrale Group and the Safra Group are proposing to acquire Chiquita, and has not carried on any other activities. The Cutrale Group and the Safra Group appear to be using Cavendish Global as a vehicle for conducting the solicitation on their behalf. Please revise your cover page as requested.

Response:  We respectfully inform the Staff that there is no legal entity called the “Cutrale Group” and such term refers to the global agribusiness operations owned by the Cutrale family through various entities as described on page 14 of the Amended Proxy Statement.  The equity interests of Burlingtown UK LTD ("Burlingtown") are indirectly owned by individual members of the Cutrale family, but Burlingtown is an entity that is making capital contributions so that Cavendish Global Limited and Cavendish Acquisition Corporation can engage in solicitation activities.  No other person or entity in the “Cutrale Group” is a participant as defined as defined in Instruction 3 of Item 4 of Statement 14A other than as previously disclosed in the Amended Proxy Statement.

Similarly, we note that the Staff has been addressing its comment letters to Grupo Safra S.A. under the belief that such entity has been involved in the solicitation activities.  We respectfully inform the Staff that Grupo Safra S.A. is not involved in soliciting proxies for the Special Meeting, is not providing financing for any such solicitation and does not have an ownership interest in Cavendish Global or the Merger Sub.  The “Safra Group”, as used in the Amended Proxy Statement, refers to the network of businesses and operations that are ultimately controlled by Mr. Joseph Safra.  Erichton Investments Ltd. ("Erichton") is indirectly owned by Mr. Safra and is an entity that is making capital contributions so that Cavendish Global Limited and Cavendish Acquisition Corporation can engage in solicitation activities.  The entity within the “Safra Group” conglomerate that qualifies as a participant as defined as defined in Instruction 3 of Item 4 of Statement 14A is Erichton, as we have previously disclosed.

    Cutrale-Safra previously added Burlingtown and Erichton as participants in the amendment to the preliminary proxy statement filed August 27, 2014.  Cutrale-Safra has revised the disclosure on page 14 to reflect this response.

2. We note the statement that Cutrale-Safra believes that there is wide support for Chiquita to enter into discussions with Cutrale-Safra. Please revise to eliminate this implicit claim regarding the results of the solicitation. See Note d. to Rule 14a-9.

Response:  In response to the Staff’s comment, Cutrale-Safra has revised the disclosure on pages ii and 5 of the Amended Proxy Statement to state more clearly its claim, which is not a prediction on the results of the solicitation and which we believe is fully compliant with Rule 14a-9.

3. We note the statement that while the Special Meeting is adjourned the Chiquita Board would have the ability to engage with Cutrale-Safra to negotiate a deal and that during this time Fyffes would not have the right to terminate the Fyffes Transaction Agreement.

Please revise to disclose any limited termination rights that Fyffes may have under Section 5.4 and Section 9.1 of the Fyffes Transaction Agreement prior to a vote for the Fyffes Transaction Proposal.

Response:  In response to the Staff’s comment, Cutrale-Safra has revised the disclosure on pages iii, 4 and 13 of the Amended Proxy Statement.

What Is Cutrale-Safra’s Plan for the Special Meeting?, page 7

4. Please revise to disclose what will occur if you do not receive sufficient proxies to vote for the Cutrale-Safra Negotiation Proposal, but you do receive sufficient proxies to vote against the Fyffes Transaction Proposal. See Rule 14a-4(e) of Regulation 14A. Similarly, please disclose what will occur if you receive sufficient proxies to vote for the Cutrale-Safra Negotiation Proposal and against the Fyffes Transaction Proposal, but the Engagement Condition does not occur.

Response:  In response to the Staff’s comment, Cutrale-Safra has revised the disclosure on page 7 of the Amended Proxy Statement.

Definitive Additional Soliciting Materials

Slide 2

5. Please refer to the ISS Presentation. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. For example, in future filings, please characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions:

•	“The Cutrale-Safra proposal is unquestionably superior”;

•	“There is no risk, only upside, for Chiquita shareholders”; and

•	The Fyffes combination is “highly risky” and “value squandering”.

Response: We respectfully acknowledge the Staff’s comments, and Cutrale-Safra will endeavor in future filings to clearly characterize any statement or assertion of opinion or belief in accordance with Rule 14a-9 of Regulation 14A.

Slides 2 and 27

6. Please characterize as your belief, and provide support for the assertion, that Chiquita has made “strategic blunders” and has a “poor track record of strategic decisions.” Your support for this proposition in the presentation appears limited to the Fresh Express acquisition.

Response: We respectfully acknowledge the Staff’s comments, and Cutrale-Safra will endeavor in future filings to clearly characterize any such statements in accordance with Rule 14a-9 of Regulation 14A.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact Richard Hall at (212) 474-1293 and Andrew R. Thompson at (212) 474-1802

Very truly yours,

/s/ Richard Hall
Richard Hall

/s/ Andrew R. Thompson
Andrew R. Thompson